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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                   Commission File Number 1-5075

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K    [X] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
              [ ] Form N-SAR


         For Period Ended:  December 31, 2001

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ----------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  PerkinElmer, Inc. Savings Plan
Former name if applicable:  Not applicable
Address of principal executive office (Street and number): 45 William Street City, state and zip code: Wellesley, Massachusetts 02481

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On June 18, 2002, the PerkinElmer, Inc. Savings Plan (the "Registrant") dismissed Arthur Andersen LLP ("Andersen") as its independent public accountants. On June 20, 2002, the Registrant engaged Deloitte & Touche LLP, effective as of June 20, 2002, to serve as its independent public accountants for the fiscal year ending December 31, 2002. In prior years, representatives of Andersen have assisted the Registrant in preparing and reviewing the financial statements required to be filed with the Registrant's Annual Report on Form 11-K. Due to the change in independent public accountants, the process of preparing and reviewing the necessary financial statements has been delayed. Due to the reasons described above, the Registrant could not have timely filed its Annual Report on Form 11-K without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Terrance L. Carlson, Senior Vice President, General Counsel and Clerk of PerkinElmer, Inc., (781) 237-5100.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X]  Yes           [ ]    No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ]  Yes           [ ]    No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Not applicable, because Form 11-K does not require the inclusion of results of operations or earnings statements.


                         PerkinElmer, Inc. Savings Plan
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Dated:  July 2, 2002                   By:    /s/   Terrance L. Carlson
                                          --------------------------------------
                                          Name:  Terrance L. Carlson
                                          Title: Trustee


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